

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2023

Linda Ramirez-Eaves
General Counsel
Olink Holding AB (publ)
130 Turner St. Building 2, Suite 230
Waltham, MA 02453

> **Re: Olink Holding AB (publ)**
> **Schedule 14D-9/A Filed December 5, 2023**
> **File No. 005-93360**

Dear Linda Ramirez-Eaves:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your Schedule 14D-9, as amended, unless otherwise indicated.

Schedule 14D-9/A Filed December 5, 2023

Identity and Background of Filing Person

1. We reissue prior comment 1 in our letter dated November 13, 2023. While you indicated in the Amendment that "struck through language [was] removed from the first full paragraph on page 2 in the 'The Offer' section," no such language was struck through in the Amendment. Please revise to clearly remove the references to guaranteed delivery procedures in this section.

Certain Management Projections

2. We reissue in part prior comment 5 in our letter dated November 13, 2023. Please revise this section to include a meaningful discussion of the assumptions and limitations of the Management Projections to facilitate investor understanding of the basis for them, which should be more specific than the revised disclosure included in the Amendment. See Item 10(b)(3)(i) of Regulation S-K.

3.   We reissue in part prior comment 7 in our letter dated November 13, 2023. While you have added cautionary language regarding reliance on the Management Projections, the parties and their financial advisors still disclaim responsibility for the Management Projections in the Amendment. It is inappropriate for the party that prepared projections to disclaim responsibility for them, even when qualified by the requirements of applicable law. Please further revise.

Opinions of Olink's Financial Advisors

4.   We reissue in part prior comment 9 in our letter dated November 13, 2023. While you state in your response letter that J.P. Morgan and Goldman Sachs have each consented to the references to their respective opinions and the filing of their opinions as exhibits to the Schedule 14D-9, we do not see similar disclosure reflected in the Amendment. Please revise your offer materials accordingly.

Additional Information

5.   We reissue in part prior comment 15 in our letter dated November 13, 2023. While you explain in your response letter how the Arbitral Tribunal would determine the redemption price if there was a dispute regarding the Offer Consideration to be paid in the Compulsory Redemption and that the Arbitral Tribunal would likely not set such redemption price below the highest consideration offered during the Offer, we do not see similar disclosure reflected in the Amendment. Please revise your offer materials accordingly, or advise.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Christina Chalk at 202-551-3263, Shane Callaghan at 202-330-1032, or Eddie Kim at 202-679-6943.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Mergers & Acquisitions